Jordan K. Thomsen Vice President, Corporate Counsel Law Department The Prudential Insurance Company of America Three Gateway Center, Newark, NJ 07102 Tel: 973-204-3146 jordan.thomsen@prudential.com

September 28, 2022

VIA EDGAR

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Index Strategies under Prudential FlexGuard Life IVUL
Initial Registration Statement on Form S-3
File No. 333-265507

Dear Mr. Zapata:

On behalf of Pruco Life Insurance Company, we are providing responses to the Staff’s comments, received via telephone, to the Registration Statement noted above. The Staff’s comments and our proposed responses are as follows:

Comments

1.Please confirm that the downside buffer protection provided by a given Index Strategy will not change upon the renewal of Segments.

Response – In our pre-effective amendment, it will be disclosed in the “Summary of Index Strategies” section:

“The Contract offers Index Strategies with 10% Buffers. New Buffers may be offered with new Index Strategy options.”

We will file a post-effective amendment if, in the future, we develop new Index Strategy options with different levels of downside protection.

2.Please identify the guaranteed minimum rates associated with each upside limitation and downside protection feature. Clarify that any right reserved to change rates is subject to these guaranteed minimums.

Response – The guaranteed minimum rates will be disclosed in a chart describing each Index Strategy option in the “Summary Of Index Strategies” section. The same guaranteed minimums are also restated within the “Types Of Index Strategies” under “Description Of Index Strategies” section later in the prospectus.

3.Please clarify in the section “Fixed Holding Account” (page 5) the movement of account values through the Fixed Holding Account upon a Segment’s maturity. Please revise the language permitting transfers out of the Fixed Holding Account only with Company’s consent. This is overly broad and gives the appearance the owner could be in the Fixed Holding Account indefinitely.

Response – This paragraph will be revised to clarify that amounts maturing out of a Segment will pass through the Fixed Holding Account before being allocated to the next Segment or another investment option per an owner’s instruction. We have removed
“…only with our consent” from this paragraph and provided a cross reference to our “Transfers And Restrictions On Transfers” section, which explains that owners can request transfers out of the Fixed Holding Account subject to our transfer rules.

Please feel free to contact me if you have any questions regarding this filing. I can be reached at (973) 204-3146.

Respectfully yours,

/s/ Jordan K. Thomsen	9/28/2022
Jordan K. Thomsen	Date
Vice President and Corporate Counsel
Pruco Life Insurance Company